UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375 10 7

(CUSIP Number)

Steven A. Rothstein

P.O. Box 2273 Loop Station

Chicago, Illinois 60690

With a copy to:

Arthur Don, Esq.

Seyfarth Shaw LLP

131 S. Dearborn St., Suite 2400

Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 636375 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven A. Rothstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable. This Amendment No. 11 to Schedule 13D/A is not being filed by the Reporting Person to report the acquisition of shares of common stock of the Issuer

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 237,540*

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 237,540*

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,540*

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

*

Includes 197,520 shares issuable upon conversion of 2,469 shares of Series A Preferred Stock held by the Reporting Person, but initially issued to the Steven A. Rothstein IRA. The Series A Preferred Stock are subject to in-kind dividends that accrue on a quarterly basis at a rate of 9% per year per share and are currently convertible into shares of common stock at $1.25 per share. The Reporting Person had sole voting and investment power over the securities held in the IRA.

Item 1.  Security and Issuer.

This Amendment No. 11 to Schedule 13D/A relates to the common stock, par value $0.02 per share (the “Common Stock”) of National Holdings Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 875 North Michigan Avenue, Suite 1560, Chicago, Illinois 60611.  On March 15, 2006, the Issuer changed its name from “Olympic Cascade Financial Corporation” to “National Holdings Corporation.”

This Amendment No. 11 to Schedule 13D/A amends and restates the statements on Schedule 13D, as amended, filed by the Reporting Person prior to the date hereof. As this Amendment reflects beneficial ownership of less than five percent of Common Stock, this Amendment will serve to terminate the Reporting Person's filing obligation.

Item 2.  Identity and Background.

(a)	Steven A. Rothstein

(b)	P.O. Box 2273 Loop Station
Chicago, Illinois 60690

(c)	The Reporting Person is self-employed.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.  This Amendment No. 10 to Schedule 13D/A is not being filed by the Reporting Person to report the acquisition of shares of common stock of the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Person beneficially owns the Issuer’s securities as a personal investment.  The Reporting Person will review his investment holdings on a continuing basis and may increase or decrease his holdings in the future.  This Amendment No. 10 to Schedule 13D/A is not being filed by the Reporting Person to report the acquisition of shares of common stock of the Issuer.  As of the date of this Amendment No. 10. to Schedule 13D/A, the Reporting Person has no plans or proposals that relate to, or would result in, any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 237,540*

Percent of class: 2.8%

(b)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 237,540*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 237,540*

(iv) Shared power to dispose or to direct the disposition of: 0

(c)	The Reporting Person has disposed of 13,400 shares of common stock of the Issuer within the last 60 days from the date hereof through sales on the open market.

*

Includes 197,520 shares issuable upon conversion of 2,469 shares of Series A Preferred Stock held by the Reporting Person, but initially issued to the Steven A. Rothstein IRA. The Series A Preferred Stock are subject to in-kind dividends that accrue on a quarterly basis at a rate of 9% per year per share and are currently convertible into shares of common stock at $1.25 per share. The Reporting Person had sole voting and investment power over the securities held in the IRA. The percentage calculation is based upon 8,235,878 shares of common stock outstanding as reported on the Issuer's Quarterly Report on From 10-Q filed as of July 31, 2007.

(d)	The Reporting Person is not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2007	/s/ Steven A. Rothstein
Steven A. Rothstein